Exhibit 99.1

Draganfly Announces Motorsport Development Programme Ahead of BF Goodrich Tires Mint 400

Los Angeles, CA. November 18, 2021 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, today announced that it is undertaking a motorsport development programme as part of its partnership with the Draganfly Trophy Truck team.

Earlier this year, Draganfly became a key factor for the Trophy Truck Team, led by legendary off-road racing driver Ryan Arciero. The Trophy Truck, driven by Arciero, went on to win the prestigious 2021 Maxxis Tires “Casey Folks” Vegas to Reno race in August.

Trophy Trucks, also referred to as “Trick Trucks”, race through some of the most inhospitable terrain known within the racing world, which presents both natural and man-made challenges. Using advanced UAV technology, Draganfly is giving its team the edge. In addition to mapping out courses prior to races, the Company has implemented a thermal technology solution to help Arciero and his navigator see through dust. Providing a bird’s-eye perspective, the aerial imaging capabilities of Draganfly’s drones are also allowing the Trophy Truck team to fine-tune the performance of their vehicle during pre-race testing and live events.

The victory during the 2021 Maxxis Tires “Casey Folks” Vegas to Reno race in August showcased how the Company’s technology is able to enhance performance and overall safety. Draganfly’s solutions provide crucial visibility and awareness in real-time to the driver, which allows them to confidently navigate courses and complete them faster.

The challenging natural conditions of off-road racing is essential for the development and testing of innovations that can be leveraged within the sport as well as other commercial markets. To support the Trophy Truck team and others during races, Draganfly plans to strategically implement drones along courses that are capable of providing critical emergency supplies and communication tools.

Speaking during preparations for December’s Mint 400 race, Ryan Arciero said: “I’m delighted to be working alongside Draganfly and I’m very impressed with their commitment to making a difference in truck racing. In a sport where help could be one hundred miles away, getting critical support to teams in need could be the difference between life, death and even being able to finish the race. With Draganfly’s help , we will advance the safety of the sport for all involved, as well as having a team that will win races and bring home trophies.”

Draganfly CEO Cameron Chell commented: “I’m incredibly excited by the software, hardware, AI and services innovation that Draganfly is bringing. This is what we aim to do for all of our customers - it is about creating a cutting-edge competitive advantage for the people and organization we get to work with.”

The 2021 BF Goodrich Tires Mint 400 gets underway December 1, 2021, with further information available at themint400.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s motorsport development programme. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.